# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corp, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 01/20/2025
Amends the filing with accession number 0001104659-21-115571
Filed by CIK 0001880796
Persons authorized to receive notices and communications: AE Red Holdings, LLC, 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487, (561) 372-7820

## Reporting persons
- AE RED HOLDINGS, LLC (CIK 0001880796): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,708,528; sole dispositive power 0; shared dispositive power 37,708,528; aggregate amount beneficially owned 37,708,528 (46.2% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,667,375 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock ("Warrants") and (iii) 41,153 shares of Common Stock issued in respect of restricted stock units that vested on May 25, 2024.
  
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS FUND II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 46,487,662; sole dispositive power 0; shared dispositive power 46,487,662; aggregate amount beneficially owned 46,487,662 (56.9% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,667,375 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants,(iii) 8,779,134 shares of Common Stock issuable upon conversion of 26,776.36 shares of Series A Convertible Preferred Stock and (iv) 41,153 shares of Common Stock issued in respect of restricted stock units that vested on May 25, 2024.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- Michael Robert Green: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,877,230; sole dispositive power 0; shared dispositive power 50,877,230; aggregate amount beneficially owned 50,877,230 (62.3% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,667,375 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants,(iii) 13,168,702 shares of Common Stock issuable upon conversion of 40,164.54 shares of Series A Convertible Preferred Stock and (iv) 41,153 shares of Common Stock issued in respect of restricted stock units that vested on May 25, 2024.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- David H Rowe: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,877,230; sole dispositive power 0; shared dispositive power 50,877,230; aggregate amount beneficially owned 50,877,230 (62.3% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,667,375 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants,(iii) 13,168,702 shares of Common Stock issuable upon conversion of 40,164.54 shares of Series A Convertible Preferred Stock and (iv) 41,153 shares of Common Stock issued in respect of restricted stock units that vested on May 25, 2024.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS FUND II-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,721,695; sole dispositive power 0; shared dispositive power 37,721,695; aggregate amount beneficially owned 37,721,695 (46.2% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,667,375 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 13,167 shares of Common Stock issuable upon conversion of 40.16 shares of Series A Convertible Preferred Stock and (iv) 41,153 shares of Common Stock issued in respect of restricted stock units that vested on May 25, 2024.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS FUND II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 43,052,826; sole dispositive power 0; shared dispositive power 43,052,826; aggregate amount beneficially owned 43,052,826 (52.7% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,667,375 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 5,344,298 shares of Common Stock issuable upon conversion of 16,300.11 shares of Series A Convertible Preferred Stock and (iv) 41,153 shares of Common Stock issued in respect of restricted stock units that vested on May 25, 2024.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS FUND II-A, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,130,197; sole dispositive power 0; shared dispositive power 41,130,197; aggregate amount beneficially owned 41,130,197 (50.3% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,667,375 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 3,421,669 shares of Common Stock issuable upon conversion of 10,436.09 shares of Series A Convertible Preferred Stock and (iv) 41,153 shares of Common Stock issued in respect of restricted stock units that vested on May 25, 2024.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,389,567; sole dispositive power 0; shared dispositive power 4,389,567; aggregate amount beneficially owned 4,389,567 (5.4% of the class)
  Comment: Rows 8, 10 and 11 each represent 4,389,567 shares of Common Stock issuable upon conversion of 13,388.18 shares of Series A Convertible Preferred Stock.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,389,567; sole dispositive power 0; shared dispositive power 4,389,567; aggregate amount beneficially owned 4,389,567 (5.4% of the class)
  Comment: Rows 8, 10 and 11 each represent 4,389,567 shares of Common Stock issuable upon conversion of 13,388.18 shares of Series A Convertible Preferred Stock.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.
- AEROEQUITY GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,877,230; sole dispositive power 0; shared dispositive power 50,877,230; aggregate amount beneficially owned 50,877,230 (62.3% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,667,375 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants,(iii) 13,168,702 shares of Common Stock issuable upon conversion of 40,164.54 shares of Series A Convertible Preferred Stock and (iv) 41,153 shares of Common Stock issued in respect of restricted stock units that vested on May 25, 2024.
  The calculation for Row 13 is based upon 66,540,871 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2024, as reported on the Issuer's most recent Form 10-Q, filed on November 7, 2024 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 13,168,702 shares of Common Stock issuable upon the conversion of the 40,164.54 shares of Series A Convertible Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corp
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, Jacksonville, Florida (FL), 32256
Comment:
Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022, Amendment No. 2 filed on November 10, 2022, Amendment No. 3 filed on May 23, 2023 and Amendment No. 4 filed on September 1, 2023 (collectively, the "Existing 13D"), is hereby amended in this Amendment No. 5 as set forth below (the "Amendment"). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report entry by an affiliate of the Reporting Persons into an agreement, pursuant to which the Issuer will acquire Edge Autonomy Intermediate Holdings, LLC, a Delaware limited liability company (together with its subsidiaries, "Edge Autonomy"), as more fully described in Item 4 of this Amendment. This Amendment also reflects changes in the beneficial ownership of the Reporting Persons with respect to shares of the Company's Common Stock and Series A Convertible Preferred Stock and reflects (i) a reduction in reported beneficial ownership due to acquisitions and sales of Common Stock made by the Reporting Persons in open market transactions, (ii) shares of Common Stock issued to Kirk Konert in his capacity as a director of the Issuer that Mr. Konert has agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP and (iii) the issuance of dividends that were paid-in-kind ("PIK Dividend") on the Issuer's Series A Convertible Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: On January 20, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Edge Autonomy Ultimate Holdings, LP, a Delaware limited partnership ("Edge"), Edge Autonomy, Echelon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer, and Echelon Purchaser, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Issuer, pursuant to which the Issuer will, via the mergers set forth in the Merger Agreement, acquire Edge Autonomy, a leading provider of field-proven uncrewed airborne system technology. As disclosed in the current report on Form 8-K filed by the Issuer on January 21, 2025, pursuant to the Merger Agreement, an affiliate of the Reporting Persons, Edge, will acquire shares of Common Stock at the closing of the transactions contemplated by the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 5 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 81,709,573 shares of Common Stock outstanding, based on (i) 66,540,871 shares of Common Stock outstanding as of October 31, 2024, as reflected in the Issuer's most recent Form 10-Q for the fiscal quarter ended September 30, 2024 and (ii) 15,168,702 shares of Common Stock issuable upon exercise of the Warrants or conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

Holdings is the direct beneficial owner of 35,621,980 shares of Common Stock and 2,000,000 Warrants and indirect beneficial owner of 45,395 shares of Common Stock and 41,153 shares of Common Stock issued in respect of restricted stock units, each held by AE Industrial Partners LP, a wholly-owned indirect subsidiary of Holdings.

AE Fund II LP is the indirect beneficial owner of 35,621,980 shares of Common Stock directly held by Holdings and the direct beneficial owner of 16,300.11 shares of Series A Convertible Preferred Stock which are convertible into 5,344,298 shares of Common Stock, based on $1,000 per share initial value and an initial conversion price of $3.05 (the "Conversion Method").

AE Fund II-A is the indirect beneficial owner of 35,621,980 shares of Common Stock directly held by Holdings and the direct beneficial owner of 10,436.09 shares of Series A Convertible Preferred Stock which are convertible into 3,421,669 shares of Common Stock, based on the Conversion Method.

AE Fund II-B is the indirect beneficial owner of 35,621,980 shares of Common Stock directly held by Holdings and the direct beneficial owner of 40.16 shares of Series A Convertible Preferred Stock which are convertible into 13,167 shares of Common Stock, based on the Conversion Method.

AE Solutions I is the direct beneficial owner of 13,388.18 shares of Series A Convertible Preferred Stock, which is convertible into 4,389,567 shares of Common Stock, based on the Conversion Method.

Michael Greene and David H. Rowe exercise voting and dispositive power with respect to (i) the shares of Common Stock, Warrants and shares of Series A Convertible Preferred Stock directly held by each of Holdings, the AE Funds and AE Solutions I and (ii) 45,395 shares of Common Stock and 41,153 shares of Common Stock issued in respect of restricted stock units, each directly held by AE Industrial Partners LP, an affiliate of the Reporting Persons, which together constitute an aggregate beneficial ownership of 50,877,230 shares of Common Stock or 62.3% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 50,877,230 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.
Transactions in the class effected during the past sixty days: On November 1, 2023, May 1, 2024 and November 1, 2024, the Company issued shares of Series A Preferred Stock to the Reporting Persons as PIK Dividends. The Reporting Persons received 2,440.04 of these shares in the aggregate on November 1, 2023, 2,595.99 of these shares in the aggregate on May 1, 2024 and 2,860.02 of these shares in the aggregate on November 1, 2024, as set forth on Exhibit 2 hereto. There were no transactions by the Reporting Persons in the Common Stock during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On January 20, 2025, entities affiliated with AE Industrial Partners, LP and its affiliates, Genesis Park (through its affiliate Genesis Park II LP) and Bain Capital (through its affiliate BCC Redwire Aggregator, L.P.) have each entered into a voting and support agreement (each a "Voting Agreement") with the Issuer in which each have agreed to vote in favor of the transactions contemplated by the Merger Agreement at the stockholders meeting to be called for such purpose, among other things. Pursuant to the Voting Agreement between the Reporting Persons and the Issuer, the Reporting Persons may not, among other things, transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to any of the shares subject to the agreement until the earliest to occur of (A) the closing of the transactions, (B) the termination of the Merger Agreement in accordance with its terms or (C) the written agreement of the Reporting Persons and the Issuer to terminate the Voting Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1

Joint Filing Agreement among the Reporting Persons, dated as of November 9, 2022 (incorporated by reference to Exhibit 1 to the Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 10, 2022).

Exhibit 2 Series A Preferred Stock PIK Dividends.

Exhibit 3 Agreement and Plan of Merger, dated as of January 20, 2025, by and among Redwire Corporation, Edge Autonomy Ultimate Holdings, LP, Edge Autonomy Intermediate Holdings, LLC, Echelon Merger Sub, Inc., and Echelon Purchaser, LLC (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed with the SEC by the Issuer on January 21, 2025).

Exhibit 4 Voting Agreement, dated January 20, 2025, by and among Redwire Corporation, AE Red Holdings, LLC, AE Industrial Partners Fund II GP, LP, AeroEquity GP, LLC, AE Industrial Partners Fund II, LP, AE Industrial Partners Fund II-A, LP, AE Industrial Partners Fund II-B, LP, AE Industrial Partners Structured Solutions I, L.P., AE Industrial Partners Structured Solutions I GP, L.P. (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed with the SEC by the Issuer on January 21, 2025).

## Signatures
- AE RED HOLDINGS, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (01/22/2025)
- AE INDUSTRIAL PARTNERS FUND II GP, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/22/2025)
- Michael Robert Green: /s/ Michael Robert Greene, Michael Robert Greene (01/22/2025)
- David H Rowe: s/ David H Rowe, David H Rowe (01/22/2025)
- AE INDUSTRIAL PARTNERS FUND II-B, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/22/2025)
- AE INDUSTRIAL PARTNERS FUND II, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/22/2025)
- AE INDUSTRIAL PARTNERS FUND II-A, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/22/2025)
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/22/2025)
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I GP, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/22/2025)
- AEROEQUITY GP, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/22/2025)